Exhibit 99.1

News release

Biofrontera AG: Ludwig Lutter appointed new Chief Financial Officer effective March 1, 2021

Leverkusen, Germany, February 2, 2020 – The Supervisory Board of Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, announces a change in the company’s Management Board. Effective March 1, 2021, Mr. Ludwig Lutter has been appointed as the new Chief Financial Officer (CFO) of Biofrontera AG. He succeeds Thomas Schaffer and will be responsible for Finance, Administration, Controlling and Human Resources within the company. Thomas Schaffer will be leaving the Company by best mutual consent on February 28, 2021, to pursue new personal commitments outside the Company. This change is part of the succession planning previously announced by the Supervisory Board and the Management Board.

Thomas Schaffer was appointed CFO in June 2013 and has since successfully accompanied Biofrontera AG on its way to becoming a leading specialty pharma company. By replacing his position as planned, the Supervisory Board, together with the Management Board, has now been able to set the course for a smooth transition of the Management Board within the framework of the intended succession planning at an early stage.

“Over the past eight years, Thomas Schaffer has contributed substantially to the international growth of Biofrontera AG, and in particular has secured the financing of the company. The Supervisory Board expresses its sincere thanks to Mr. Schaffer for his outstanding achievements and his many years of personal commitment to the Biofrontera Management Board. On behalf of the entire management and all employees, I wish him continued success and all the best for his future,” says Dr. Ulrich Granzer, Chairman of the Company’s Supervisory Board. “With Ludwig Lutter, we have been able to attract an executive leader with an international profile and impressive experience in growth companies to our Management Board. As a proven financial expert with extensive expertise also for the North American capital markets, Mr. Lutter is perfectly suited to further expand Biofrontera AG’s presence in the relevant US market. This puts us in an excellent position to focus on fully exploiting our market potential in the US in the future,” Dr. Granzer continued.

Ludwig Lutter has over 20 years of experience as CFO in numerous technology companies. Before joining Biofrontera, he served as CFO for brillen.de, Hotel Reservation Service, Intershop Communications AG, SOPHOS und Poet Holdings, Inc., which under his responsibility was brought public on both Nasdaq and the Frankfurt Stock Market, among other start-ups and IT-companies. Prior to that, he served in public accounting and tax consulting for KPMG and other public accounting firms. Ludwig holds a degree in business administration from the University of Texas, USA, and is qualified as a certified tax advisor in Germany.

“Biofrontera operates in a highly exciting market environment - the biotech market in the USA in particular holds enormous potential. My clear goal is to position the Company more firmly in the US market and to make a sustainable contribution to increasing the value of the Company. I am very much looking forward to a rewarding and successful collaboration with the team at Biofrontera,” commented Ludwig Lutter.

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For enquiries, please contact:

Biofrontera AG	+49 (0) 214 87 63 2 0

Thomas Schaffer, Chief Financial Officer	ir@biofrontera.com

IR UK: Seton Services

Toni Vallen	+44 (0) 207 229 0805

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with over 150 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets the prescription medication Xepi® for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Forward Looking Statements: Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-1 filed with the SEC, including in the section “Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

Biofrontera AG

Hemmelrather Weg 201 I D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 I Telefax: +49 214 87632-90

info@biofrontera.com I www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) I Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln I Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102